May 17, 2018

Dear Facebook Inc. Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 6 on the proxy card, which asks our Company to provide a report on Content Governance. The proposal makes the following request:

Resolved:  Shareholders request Facebook issue a report to shareholders, at reasonable cost, omitting proprietary or legally privileged information, reviewing the efficacy of its enforcement of its terms of service related to content policies and assessing the risks posed by content management controversies (including election interference, fake news, hate speech, sexual harassment, and violence) to the company’s finances, operations and reputation.

Supporting Statement:  Proponents recommend the report include an assessment of the scope of platform abuses and address related ethical concerns.

Facebook is facing mounting risks from content shared on its platform that has spanned the gamut from hate speech to live violence to political subterfuge. The social platform’s ability to assess its content governance, reporting mechanisms, and enforcement capabilities will inform how successfully the Company will navigate a complex landscape.

Facebook CEO Mark Zuckerberg acknowledged this reality in a February 2017 open letter in which he said, "In the last year, the complexity of the issues we’ve seen has outstripped our existing processes for governing the community."1 Facebook’s response and enforcement to mounting controversies has been slow, particularly in the case of hosting Russian propaganda and compromising user data via Cambridge Analytica.

Implementing the Proposal would represent a proactive step toward greater accountability in addressing the global controversies surrounding Facebook. We believe the Company would benefit from transparent reporting mechanisms and a comprehensive, forward-looking approach to the many problems identified by the press, legislators, regulators, advocacy groups and Facebook’s own users.

We believe shareholders should vote “FOR” the proposal for the following reasons:

1.	Facebook’s controversies have a direct impact on the Company’s market value.

a)
According to a recent report by Institutional Shareholder Services (ISS), “The company's failure to protect its users’ privacy has eroded the level of trust among users, calling into question the company's business model and its governance.”[2]

b)	Following the Cambridge Analytica disclosures, Facebook shares lost approximately $100 billion in market value.

1 https://www.facebook.com/notes/mark-zuckerberg/building-global-community/10103508221158471/
2 https://www.issgovernance.com/library/trouble-in-tech/

c)
The Company’s current approach to addressing content governance problems will be expensive.  Mr. Zuckerberg told members of Congress that Facebook will have “more than 20,000 people, by the end of this year, working on security and content review across the company.”[3] That is a remarkable number considering the Company had only 25,105 employees as of December 31, 2017.[4] Wall Street analysts have noted that these costs “may hit the social media titan's impeccable bottom line as the company invests further in security to take itself out of the political crosshairs,” according to CNBC.[5]

d)
The financial risks of fines and regulation by governments, lost advertising revenue, and a soured corporate reputation may further impact investment returns. Additionally, users may leave these social media platforms if they feel that Facebook’s content lacks integrity.

2.	The controversies surrounding Facebook constitute a significant public policy issue:

a)
Following media disclosures, the Company confirmed that data of up to 87 million people may have been improperly shared with Cambridge Analytica. CEO Zuckerberg was called to testify for two days in April 2018 before investigating committees of the U.S. Senate and House of Representatives. The hearings were broadcast in full in the U.S. and abroad and received global media attention.

b)
Despite investor requests at Facebook’s AGM in June 2017 for information on “fake news” propagated over the platform, it took Congressional testimony nearly 6 months later to learn that approximately 126 million Americans may have viewed Russian propaganda on Facebook’s platform in the lead up to the 2016 U.S. presidential election.[6] The Company further punted these issues in an April 2017 report by Facebook’s threat intelligence and security personnel which found, “During the 2016 U.S. presidential election season, we responded to several situations that we assessed to fit the pattern of information operations. We have no evidence of any Facebook accounts being compromised as part of this activity, but, nonetheless, we detected and monitored these efforts in order to protect the authentic connections that define our platform.”[7] This raises questions about the robustness of Facebook’s content governance approach and accountability to investors.

c)
Facebook is under investigation by the U.S. Federal Trade Commission and by attorneys general of at least 37 U.S. states.[8] The Company’s challenges include critical concerns regarding civil, political and privacy rights.

3 https://www.washingtonpost.com/news/the-switch/wp/2018/04/10/transcript-of-mark-zuckerbergs-senate-hearing/?utm_term=.cb12dbdf9295
4 https://newsroom.fb.com/company-info/
5 https://www.cnbc.com/2017/11/02/wall-street-grows-wary-of-facebooks-growing-costs-to-combat-fake-news.html
6 https://www.nbcnews.com/news/us-news/russian-backed-election-content-reached-126-million-americans-facebook-says-n815791
7 https://fbnewsroomus.files.wordpress.com/2017/04/facebook-and-information-operations-v1.pdf
8 https://www.cbsnews.com/news/cambridge-analytica-state-attorneys-general-send-letter-to-facebook-ceo-mark-zuckerberg/

3.	Facebook continues to have a mixed track record of protecting users from election interference, fake news, hate speech, sexual harassment, and violence.

a)	In a recent interview, CEO Zuckerberg admitted, “Frankly, we didn’t spend enough time investing in, or thinking through, some of the downside uses of the tools.”[9]

b)
Fewer than half of Americans trust Facebook to obey U.S. privacy laws, according to a Reuters/Ipsos poll, while a survey published by Bild am Sonntag, Germany’s largest-selling Sunday paper, found 60 percent of Germans fear that Facebook and other social networks are having a negative impact on democracy.[10]

c)
Facebook’s policies and practices for providing users with transparency regarding data collection have been widely criticized. According to research Ranking Digital Rights, Facebook discloses less about how it handles user information than six of its peers: Twitter, Google, Microsoft, Oath, Apple, and Kakao (a Korean company). Furthermore, Facebook disclosed less information about how users can control what is collected about them, and how it is used, than any other company in the RDR Index, including two Chinese companies and two Russian companies.

d)
The Company has come under persistent criticism from civil rights organizations. A coalition of prominent civil rights, interfaith and advocacy organizations wrote to Facebook in October 2017, urging the company to hire “an independent third-party team to conduct a thorough and public audit of the civil rights impact of [its] policies and programs, as well as how the platform has been used by hate groups, political entities, and others to stoke racial or religious resentment or violence.”[11]

e)
In the era of #MeToo, Facebook has not adequately addressed the unfortunate role of social media in perpetuating sexual harassment. One in five women ages 18 to 29 is sexually harassed online according to Pew Research Center, 83% of whom believe it is a major problem.

f)
Facebook’s content guidelines[12] do not substantively address enforcement of Facebook’s content rules. The company does not systematically publicly report on the success of its enforcement efforts.  It has at times responded vaguely to questions on this front. In June 2017: “But it’s clear we’re not perfect when it comes to enforcing our policy.  Often there are close calls – and too often we get it wrong.”[13] Or in April 2018: “Our policies are only as good as the strength and accuracy of our enforcement – and our enforcement isn’t perfect…. In some cases, we make mistakes because our policies are not sufficiently clear to our content reviewers. More often than not, however, we make mistakes because our processes involve people, and people are fallible.”[14]

9 https://www.vox.com/2018/4/2/17185052/mark-zuckerberg-facebook-interview-fake-news-bots-cambridge
10 https://www.reuters.com/article/us-usa-facebook-poll/americans-less-likely-to-trust-facebook-than-rivals-on-personal-data-reuters-ipsos-poll-idUSKBN1H10K3
11 https://www.muslimadvocates.org/files/Letter_19CivilRightsGroupstoFacebook.pdf
12 https://www.facebook.com/communitystandards/introduction/
13 https://newsroom.fb.com/news/2017/06/hard-questions-hate-speech/
14 https://www.forbes.com/sites/kathleenchaykowski/2018/04/24/facebook-publishes-internal-content-moderation-guidelines-for-the-first-time/2/#579b98d3614b

4.	Facebook’s failure to manage these issues could encourage increased oversight and regulation.

a)
The Company must confront new challenges presented by the EU’s General Data Protection Regulation (GDPR), which is effective May 25, 2018. The GDPR permits users to opt-out of Facebook’s targeted advertising, which could reduce advertising revenue for the Company. In addition, violating GDPR mandates could subject the Company to fines of up to 4 percent of annual revenues. Analysts have noted that if the Cambridge Analytica incident had happened after GDPR becomes law, fines equal to four percent of revenue might have been imposed.[15]

b)
A majority of Americans say tougher government regulations are needed to rein in the power of Facebook and other social media companies, according to a CBS News/YouGov poll released April 10, 2018.[16] In his testimony to Congress, Mr. Zuckerberg said, “The Internet is growing in importance around the world in people's lives, and I think that it is inevitable that there will need to be some regulation.”

Conclusion:

Now is the time for Facebook to evaluate the risks that arise when users violate its terms of service. We believe the potential harm to the Company’s reputation, finances, and operations warrants a closer look at the fallout of recent controversies, the material risks to shareholder value, and the efficacy of current policies, procedures, and corrective strategies.

Leading Proxy Advisors Institutional Shareholder Services (ISS) and Glass, Lewis recommended support:

“A vote FOR this proposal is warranted, because a report on assessing the efficacy of enforcement of content policies could help provide shareholders with valuable information on how well the company is assessing and mitigating content-related controversies.” (ISS)

“We believe that support for this resolution would provide disclosure of an important area that we do not believe is being satisfactorily addressed by the Company, namely, the Company's assessments of its financial and reputational risks on account of recent content management controversies. Moreover, given recent warnings from regulators and the legislative attempts at exposing internet platforms to more liability on account of the content on their websites, we believe that shareholders would be served by additional disclosure of how the Company is managing these issues. As such, we recommend that shareholders support this resolution.” (Glass, Lewis & Co., LLC)

15 https://www.reuters.com/article/us-facebook-privacy-costs-analysis/privacy-issues-emerge-as-major-business-risk-for-facebook-idUSKBN1GW01F
16 http://thehill.com/policy/technology/382413-majority-calls-for-more-regulations-against-facebook-poll

We urge your support for our proposal.

Please contact Natasha Lamb at 978-704-0114 or natasha@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb	Michael Frerichs	Brianna Harrington
Managing Partner	Illinois State Treasurer	Harrington Investments
Lead Filer
Arjuna Capital

Michael Connor
Executive Director
Open MIC (Open Media and Information Companies Initiative)